SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3577	E-MAIL ADDRESS AKELLER@STBLAW.COM

May 20, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.

Draft Registration Statement on Form S-11

Submitted March 21, 2016

CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission responses to certain of the comments from the Staff’s comment letter dated April 15, 2016 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-11 (the “Draft Registration Statement”). The Company will provide responses to the remaining comments from the Comment Letter and file an amendment to the Draft Registration Statement addressing such comments at a later date.

To assist your review, we have retyped the text of the Staff’s comments that the Company is responding to in this letter in italics below. Unless otherwise defined below, terms defined in the Draft Registration Statement and used below shall have the meanings given to them in the Draft Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Net Asset Value Calculation and Valuation Guidelines, page 119

9.	We note your response to our prior comment 22 and we are reissuing the comment. It appears your presentation of net asset value, which excludes certain liabilities, may be confusing to investors. Please revise the calculation of your measure to include all assets and liabilities.

Securities and Exchange Commission	May 20, 2016

Response:

Based on its review of the IPO prospectuses of other non-traded REITs (particularly the description of accruals of estimated liabilities related to reimbursement obligations), the Company believes that the method used to calculate NAV described in the Company’s prospectus is typical of NAV-based non-traded REITs, as is the use of the term “NAV”.

The next amendment to the Draft Registration Statement will include disclosure in the summary box language substantially similar to Exhibit A hereto, including a reference to the detailed description of how NAV is calculated currently included in “Net Asset Value Calculation and Valuation Guidelines.” The Company believes this language will help ensure that investors do not mistake NAV for a GAAP measure, such as stockholders’ equity.

In addition, the Company’s periodic financial reporting will include a reconciliation of stockholder’s equity (the most comparable GAAP measure) to NAV, further clarifying to investors how NAV is calculated and how it differs from stockholder’s equity. Currently, the Company expects this presentation to be similar to the below schedule:

Columns for Total NAV and NAV for each class
Total stockholders’ equity	$
Plus:
Unrealized gain on real estate investments
Accumulated depreciation
Accumulated amortization related to intangible lease assets and liabilities
Deferred offering costs and expenses
Less:
Deferred rent receivable

Net asset value	$

11.	We note your response to comment 24 and reissue that comment. In particular we note that investors will not know the per share purchase price at the time of purchase and that a period of days or weeks may pass before investors learn this information.

Securities and Exchange Commission	May 20, 2016

Response:

The Company will revise its disclosure in the Draft Registration Statement in a manner substantially similar to Exhibit B hereto to provide that if the Company’s NAV per share as of the end of a month increases or decreases by more than 5% from the most recent NAV per share, then investors who have subscribed to purchase shares for that month will have three business days from the time at which the final NAV per share for that month is made publicly available during which they may withdraw their subscription. The “most recent NAV per share” means (i) an estimate of the relevant month’s NAV per share made publicly available by the Company or (ii) if no such estimate is made, the immediately preceding month’s NAV per share.

The Company will also revise its disclosure in a manner substantially similar to Exhibit B hereto to state that while subscription requests can be made at any time, they will not be accepted before the later of (i) five business days before the last business day of each month and (ii) three business days after the most recent NAV per share is made publicly available, and that investors may always cancel a subscription prior to the time it has been accepted.

By way of example, if the Company were currently accepting subscriptions based on NAV in the month of May 2016, the following key dates would apply:

Hypothetical Dates for Subscriptions for May 2016

Activity	Standard	Applicable Date

Make subscription request	On or before five business days prior to the last business day of the month	On or before May 23

Subscription requests accepted (if not rejected or previously canceled)	Not before the later of (i) five business days before the last business day of each month and (ii) three business days after the most recent NAV per share is made publicly available	Not before the later of (i) May 23 and (ii) three business days after the most recent NAV per share is made publicly available

April final NAV made publicly available	Generally, no later than the 15th business day of May	No later than May 20

May final NAV made publicly available	Generally, no later than 15th business day of June	No later than June 21

Withdrawal deadline (if applicable)	As described above in this response. In this hypothetical, the withdrawal right will only be triggered if the final May NAV has increased or decreased by more than 5% from the most recent NAV per share	If the withdrawal right is triggered, and assuming the final May NAV is made publicly available on June 21, investors would have until June 24 to withdraw their subscription

Securities and Exchange Commission	May 20, 2016

As discussed in our initial response, investors will know when they subscribe for shares that they will be getting a number of shares with an aggregate NAV equal to the net proceeds they paid for their shares. The Company believes that the withdrawal rights described above provide adequate protection to investors against significant changes from the most recently disclosed NAV per share. Investors will know at the time of purchase that if there is a greater than 5% change in the NAV per share from one month to the next (which the Company does not anticipate will be common), then investors will have an opportunity to withdraw their subscription request.

Although investors who subscribe for shares in the Company as described above will not know at the time they place an order precisely the price at which the order will be executed, this is also true in at least one other context outside of the forward-pricing model used by mutual funds and daily NAV non-traded REITs, i.e. an IPO auction process like that used in the initial public offering of Google Inc. In that auction pricing process, shares were offered in an estimated price range of between $85 and $95 per share, and if the price resulting from the auction was set at or above the bottom of that price range and no more than 20% above the top of the range, the underwriters could accept all bids at or above the initial public offering price by sending electronic notices of acceptance to successful bidders, and such bidders were obligated to purchase the shares allocated to them. On the other hand, if the initial public offering price that was set as a result of the auction was less than the bottom of the price range or more than 20% above the top of the range, the issuer and the underwriters agreed to provide electronic notice of that final offering price to the bidders and the underwriters could accept successful bids by sending an electronic notice of acceptance in as little as one hour after the issuer and the underwriters sent the electronic notice of that price. The Company respectfully submits that its proposal of offering investors a three-business day opportunity to withdraw their subscription requests if the final NAV per share as of the end of any month increases or decreases by more than 5% from the most recent NAV per share made publicly available offers similar, and greater, protections to its investors.

As disclosed in the Draft Registration Statement, investors requesting that their shares be repurchased in the Company’s share repurchase program as of the end of any month have withdrawal rights with respect to their repurchase request up until the repurchase is settled. The Company will revise its disclosure in the Draft Registration Statement in a manner substantially similar to Exhibit B hereto to state that repurchase requests will be settled no earlier than three business days after the time at which the final NAV per share for that month is made publicly available.

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Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Securities and Exchange Commission	May 20, 2016

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	BX REIT Advisors L.L.C.

Judy Turchin

Leon Volchyok

Securities and Exchange Commission	May 20, 2016

Exhibit A

Q: How will your NAV per share be calculated?

A: At the conclusion of the escrow period, NAV for each class of shares will be equal to the net proceeds received by us from purchases of shares during the escrow period in each respective class, less our liabilities.

Thereafter, our NAV will be calculated monthly based on the net asset values of our investments (including securities investments), the addition of any other assets (such as cash on hand), the deduction of any other liabilities and the allocation of income and expenses.         , a valuation firm, was selected by the Adviser and approved by our board of directors, including a majority of our independent directors, to serve as our independent valuation advisor and review annual third-party appraisals of our properties.

Our NAV per share will be calculated by a third-party firm, and such calculation will be reviewed and confirmed by the Adviser. In addition, we will update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor.

NAV is not a measure used under generally accepted accounting principles in the U.S. (“GAAP”) and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Guidelines” for more information regarding the calculation of our NAV per share of each class and how our properties and real estate-related securities will be valued.

Securities and Exchange Commission	May 20, 2016

Exhibit B

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act. Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our common stock pursuant to accepted subscription orders as of the close of business on the last business day of each month, and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the last business day of the month (unless waived by the Dealer Manager). Completed subscription requests will not be accepted by the Company before the later of (i) five business days before the last business day of each month and (ii) three business days after the most recent NAV per share (as defined below) is made publicly available. Any subscription may be canceled at any time before it has been accepted.

If for any reason we reject a subscription, or if a subscription request is canceled before it is accepted or withdrawn as described below, we will promptly return the subscription agreement and the check, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, generally within ten business days after such rejection, cancellation or withdrawal.

Withdrawal Rights

If you have subscribed to purchase shares and your purchase order has been accepted, you generally will not be entitled to withdraw your request. However, if the final NAV per share of the class of shares for which you have subscribed for any month has increased or decreased by more than 5% from the most recent NAV per share, then you will be entitled to withdraw an accepted purchase order within three business days from the time at which we make the applicable final NAV per share for that month publicly available on our website. The “most recent NAV per share” means (i) an estimate of the relevant month’s applicable NAV per share made publicly available by us or (ii) if no such estimate is made, the immediately preceding month’s applicable NAV per share. If you wish to withdraw your subscription during this time period under these circumstances, you may do so by submitting a withdrawal request to your investment adviser or the transfer agent. If you do not make an affirmative election to withdraw your subscription during this time period, your purchase will be settled at the applicable NAV per share.

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Under our share repurchase plan, we will only repurchase shares as of the last business day of each month (a “Repurchase Date”). To have your shares repurchased, your repurchase request and required documentation must be received in good order at least seven business days before the Repurchase Date. Settlements of share repurchases will be made within 30 days after the Repurchase Date, but no earlier than three business days after the NAV per share as of the Repurchase Date is made publicly available. We will begin the share repurchase plan in the first month of the first full calendar quarter following the conclusion of our escrow period. An

Securities and Exchange Commission	May 20, 2016

investor may withdraw its repurchase request by notifying the transfer agent prior to the settlement of such repurchase. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to our NAV per share on the applicable Repurchase Date, subject to any Early Repurchase Deduction. Although a stockholder will not know at the time he or she requests the repurchase of shares the exact price at which such repurchase request will be processed, the stockholder may withdraw the repurchase request before the repurchase has been settled by notifying the transfer agent, directly or through the stockholder’s financial intermediary.